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                               UNITED STATES         ---------------------------
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*


                             Data Dimensions, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   237654207
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Kenneth J. Gordon, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                               Boston, MA  02110
                                (617) 248-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 8, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                              Page 1 of 12 pages

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 2 OF 12 PAGES
---------------------                                      --------------------

1  NAMES OF REPORTING PERSONS.
   Lionbridge Technologies, Inc.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
   IRS I.D. #04-3398462
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)[_]
                                                                        (b)[_]
-------------------------------------------------------------------------------

3  SEC USE ONLY

-------------------------------------------------------------------------------

4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO
-------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS [_] 2(d) or 2(e)

-------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Delaware
-------------------------------------------------------------------------------

                           7   SOLE VOTING POWER

        NUMBER OF              2,698,633 (acquisition of such shares is
                               conditioned upon the occurrence of certain events
                               specified in the Stock Option Agreement dated as
                               of March 8, 2001 by and among Lionbridge
                               Technologies, Inc. and Data Dimensions, Inc.
                               filed as Exhibit 99.1 to Lionbridge's Current
                               Report on Form 8-K filed on March 19, 2001
                               pursuant to the Act (File No. 000-26933) and
                               incorporated by reference as Exhibit 99.1 to this
                               Schedule 13D)
                         ------------------------------------------------------
         SHARES            8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               2,563,520 (pursuant to those certain Voting
                               Agreements dated March 8, 2001 by and among
                               Lionbridge Technologies, Inc. and certain
                               stockholders of Data Dimensions, Inc. the form of
                               which is filed as Exhibit 99.2 to Lionbridge's
                               Current Report on Form 8-K filed on March 19,
                               2001 pursuant to the Act (File No. 000-26933) and
                               incorporated by reference as Exhibit 99.2 to this
                               Schedule 13D)
                         ------------------------------------------------------
          EACH             9   SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                2,698,633 (acquisition of such shares is
                               conditioned upon the occurrence of certain events
                               specified in the Stock Option Agreement dated as
                               of March 8, 2001 by and among Lionbridge
                               Technologies, Inc. and Data Dimensions, Inc.
                               filed as Exhibit 99.1 to Lionbridge's Current
                               Report on Form 8-K filed on March 19, 2001
                               pursuant to the Act (File No. 000-26933) and
                               incorporated by reference as Exhibit 99.1 to this
                               Schedule 13D)
                         ------------------------------------------------------
          WITH             10  SHARED DISPOSITIVE POWER

                               -0-
-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,262,153
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.4% (based on the number of shares of Issuer Common Stock outstanding as of March 8, 2001 as represented by the Issuer in the Agreement and Plan of Reorganization filed as Exhibit 2.1 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated by reference as Exhibit 2.1 to this Schedule 13 D)

-------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 3 OF 12 PAGES
---------------------                                      --------------------


Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lionbridge Technologies, Inc. that it is the beneficial owner of any of the Common Stock of Data Dimensions, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 4 OF 12 PAGES
---------------------                                      --------------------



ITEM 1.  SECURITY AND ISSUER.

   This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Issuer Common Stock"), of Data Dimensions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Sterling Plaza, 3rd Floor, 3535 Factoria Blvd. SE, Bellevue, WA 98006.

ITEM 2.  IDENTITY AND BACKGROUND.

   (a) The name of the person filing this statement is Lionbridge Technologies, Inc., a Delaware corporation ("Lionbridge").

   (b) The address of the principal office and principal business of Lionbridge is 950 Winter Street, Suite 2410, Waltham, MA 02451.

   (c) Lionbridge provides globalization services to Global 2000 and emerging companies in industries such as technology, telecommunications, life sciences, and financial services and provides functionality, compatibility, and logo certification testing services through its global network of VeriTest labs. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Lionbridge's directors and executive officers, as of the date hereof. Schedule A also sets forth information regarding certain persons who, because they may be deemed to beneficially own more then ten percent (10%) of Lionbridge's outstanding common stock, may be deemed to control Lionbridge.

   (d) During the past five years, neither Lionbridge nor, to Lionbridge's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the past five years, neither Lionbridge nor, to Lionbridge's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or state securities laws or finding any violation with respect to such laws.

   (f) Lionbridge is a Delaware corporation. Those entities affiliated with Morgan Stanley and Advent are organized under the laws of Delaware. To Lionbridge's knowledge, each natural person listed on Schedule A is a citizen of the United States, with the exception of Paul A. Kavanagh, who is a citizen of the Republic of Ireland, and Myriam Martin-Kail, who is a citizen of France.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Pursuant to an Agreement and Plan of Reorganization dated as of March 8, 2001 (the "Merger Agreement"), and as amended by an Amendment No. 1 thereto dated as of March 16, 2001 ("Amendment No. 1" and together, the "Revised Merger Agreement"), by and among Lionbridge, Diamond Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Lionbridge ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Lionbridge (the "Merger"). As consideration for the Merger, Lionbridge will issue up to approximately 2,600,000 shares of Lionbridge common stock to holders of outstanding shares of Issuer Common Stock and an additional approximately 450,000 shares of Lionbridge common stock to holders of outstanding options, warrants and securities convertible into Issuer common stock ("Issuer Options") upon the exercise or conversion of such Issuer Options. The Merger is subject to the approval of Issuer's stockholders and the satisfaction or waiver of certain other conditions as more fully described in the Revised

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 5 OF 12 PAGES
---------------------                                      --------------------


Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copies of the Merger Agreement and Amendment No. 1 filed as Exhibits 2.1 and 2.2 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated herein in their entirety by reference.

   This statement on Schedule 13D relates to certain voting agreements between Lionbridge and certain stockholders of the Issuer whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of the Merger as described in Item 4 below and an option granted to Lionbridge by the Issuer to purchase shares of Issuer Common Stock upon the occurrence of certain events as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

   (a)-(b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly owned subsidiary of Lionbridge, with and into Issuer in a statutory merger pursuant to Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of Lionbridge (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive up to approximately 2,600,000 shares of Lionbridge common stock in exchange for those shares of Issuer Common Stock outstanding immediately prior to the Merger. In addition, Lionbridge will assume Issuer's 1997 Stock Option Plan as well as the outstanding options issued under such plan and additional outstanding options, warrants or convertible securities issued under certain other agreements.

   The Revised Merger Agreement contains customary representations and warranties on the part of Lionbridge, the Issuer and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Issuer. The Revised Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, Issuer must conduct its business in the ordinary course consistent with past practice and each party must use reasonable best efforts to effectuate the transactions contemplated by the Revised Merger Agreement. In certain circumstances, upon a termination of the Revised Merger Agreement, a cash termination fee is required to be paid.

   As an inducement to Lionbridge to enter into the Merger Agreement, certain stockholders (collectively, the "Voting Stockholders") of the Issuer have entered into certain Stock Voting Agreements, dated as of March 8, 2001 (each of which, a "Voting Agreement"), with Lionbridge, and each such Voting Stockholder has, by executing the Voting Agreement, agreed to vote all shares of Issuer Common Stock held by such Voting Stockholder (the "Shares") in favor of approval and adoption of the Revised Merger Agreement and the Merger and has agreed, upon Lionbridge's request, to grant Lionbridge an irrevocable proxy to vote his or her shares in favor of approval and adoption of the Revised Merger
Agreement and the Merger. The Voting Stockholders may vote the Shares as they wish on all other matters. Subject to certain limited exceptions, the Voting Stockholders are prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreement in order to facilitate approval of the Merger Agreement. The Voting Stockholders and the number of shares beneficially owned by each of them is set forth on Schedule B hereto which is hereby incorporated herein by this reference. The Voting Agreements terminate upon the earliest to occur of
(1) the effective time of the Merger, (2) the date of any termination of the Merger Agreement in accordance with the terms thereof or (3) the date on which the Issuer's board of directors withdraws its recommendation to the Issuer's stockholders to vote in favor of adoption of the Merger Agreement and approval of the Merger. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement filed as
Exhibit 99.2 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated herein in its entirety by reference.

   Also, as an inducement to Lionbridge to enter into the Merger Agreement, Lionbridge and the Issuer entered into a Stock Option Agreement dated as of March 8, 2001 (the "Option Agreement"). The Option Agreement grants Lionbridge an irrevocable option (the "Option") to purchase, upon the consummation of certain acquisition transactions involving the Issuer with a party other than Lionbridge (each, an "Option Commencement Event"), up to the number of

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 6 OF 12 PAGES
---------------------                                      --------------------



shares of Issuer Common Stock equal to 19.9% of the shares of Issuer Common Stock issued and outstanding as of the date of the Option Commencement Event (and before giving effect to the exercise of the Option), in the manner set forth in the Option Agreement, at a purchase price of $1.08 per share, subject to adjustment in the event of changes in the Issuer's capitalization (the "Option Shares"). Lionbridge may exercise the Option, in whole or in part, at any time and from time to time for the one year period following an Option Commencement Event. In addition, at any time during which the Option is exercisable, Lionbridge shall have the right to sell to Issuer and Issuer shall be obligated to purchase from Lionbridge all or any portion of the Option, to the extent not previously exercised and the owner of Option Shares, if any acquired by Lionbridge pursuant to the Option, shall have the right to sell to Issuer and Issuer shall be obligated to purchase from such owner all or any portion of such Option Shares, as set forth in Section 7 of the Option Agreement. At the request of Lionbridge or an owner of Option Shares, the Issuer shall file a shelf registration statement covering any shares issued and issuable pursuant to the Option, as set forth in Section 6 of the Option Agreement. The Option will terminate upon the earliest of certain events, including consummation of the Merger, as set forth in Section 2 of the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement filed as Exhibit 99.1 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated herein in its entirety by reference.

   (c)  Not applicable.

   (d) Upon consummation of the Merger, the directors of Merger Sub will be the directors of the Surviving Corporation, to hold office in accordance with the bylaws of the Surviving Corporation. Upon consummation of the Merger, the officers of the Issuer will be the officers of the Surviving Corporation, to hold office in accordance with the bylaws of the Surviving Corporation.

   (e) Other than as a result of the Merger described in Item 3 above, not applicable.

   (f)  Not applicable.

   (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read: "The name of the corporation is "Data Dimensions, Inc."" Upon consummation of the Merger, the bylaws of Merger Sub will be the bylaws of the Surviving Corporation.

   (h)-(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

   (j) Other than as described above, Lionbridge currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Lionbridge reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a)-(b) If the Option becomes exercisable, Lionbridge will have the right to acquire a number of shares equal to 19.9% of the issued and outstanding shares of Issuer Common Stock as of the date of the Option Commencement Event that triggered Lionbridge's right to exercise the Option, which would amount to 2,698,633 shares of Issuer Common Stock based on the number of shares of Issuer Common Stock outstanding as of March 8, 2001. If acquired, Lionbridge would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.6% of the outstanding Issuer Common Stock after giving effect to the exercise of the Option.

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 7 OF 12 PAGES
---------------------                                      --------------------



     As a result of the Voting Agreements, Lionbridge may be deemed to be the beneficial owner of at least 2,563,520 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 18.9% of the issued and outstanding shares of Issuer Common Stock based on the number of shares of Issuer Common Stock outstanding as of March 8, 2001.

     Lionbridge has the power to vote the 2,563,520 shares of Issuer Common Stock for the limited purposes described above in connection with the Voting Agreements. Lionbridge does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Voting Agreements. Lionbridge (i) is not entitled to any rights as a stockholder of Issuer as to the shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreements.

     To the best of Lionbridge's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither Lionbridge nor, to the knowledge of Lionbridge, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Revised Merger Agreement, the Voting Agreements and the Option Agreement, to the knowledge of Lionbridge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


   Exhibit No.                          Description
   -----------                          -----------
       2.1 Agreement and Plan of Reorganization dated as of March 8, 2001 by and among Lionbridge Technologies, Inc., a Delaware corporation, Diamond Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Lionbridge Technologies, Inc., and Data Dimensions, Inc., a Delaware corporation (filed as Exhibit 2.1 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated herein by reference).

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 8 OF 12 PAGES
---------------------                                      --------------------


        2.2 Amendment No. 1 to Agreement and Plan of Reorganization dated as of March 16, 2001 by and among Lionbridge Technologies, Inc., a Delaware corporation, Diamond Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Lionbridge Technologies, Inc., and Data Dimensions, Inc., a Delaware corporation (filed as Exhibit 2.2 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated herein by reference).

        99.1 Stock Option Agreement dated as of March 8, 2001 by and among Lionbridge Technologies, Inc. and Data Dimensions, Inc. (filed as Exhibit 99.1 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated herein by reference).

        99.2 Form of Voting Agreement dated as of March 8, 2001 by and among Lionbridge Technologies, Inc., a Delaware corporation, and certain stockholders of Data Dimensions, Inc., a Delaware corporation (filed as
                          Exhibit 99.2 to Lionbridge's Current Report on Form 8-K filed on March 19, 2001 pursuant to the Act (File No. 000-26933) and incorporated herein by reference).

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 9 OF 12 PAGES
---------------------                                      --------------------



                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 2001


                         LIONBRIDGE TECHNOLOGIES, INC.


                         By:  /s/ Rory J. Cowan
                              -----------------------------
                            Rory J. Cowan
                            Chairman and Chief Executive Officer

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 10 OF 12 PAGES
---------------------                                      --------------------



                                   Schedule A
                                   ----------

             DIRECTORS, EXECUTIVE OFFICERS AND 10% STOCKHOLDERS OF
                         LIONBRIDGE TECHNOLOGIES, INC.


                                Present Principal Occupation Including Name and       Address of Corporation or Other
                                 Business of Employer (if other than Lionbridge     Organization in which Employment is
        Name                              Technologies, Inc.)                                Conducted
------------------------------------------------------------------------------------------------------------------------

Executive Officers of
 Lionbridge Technologies, Inc.
------------------------------
Rory J. Cowan                   Chairman and Chief Executive Officer              950 Winter Street, Suite 2410,
                                                                                  Waltham, MA  02451

Roger O. Jeanty                 President and Director                            950 Winter Street, Suite 2410,
                                                                                  Waltham, MA  02451

Stephen J. Lifshatz             Senior Vice President, Chief Financial Officer    950 Winter Street, Suite 2410,
                                and Treasurer                                     Waltham, MA  02451

Myriam Martin-Kail              Senior Vice President, Operations                 950 Winter Street, Suite 2410,
                                                                                  Waltham, MA  02451

Peter H. Wright                 Senior Vice President, Sales                      950 Winter Street, Suite 2410,
                                                                                  Waltham, MA  02451

Outside Directors
------------------------------
Guy L. de Chazal                President and General Partner, Morgan Stanley     1221 Avenue of the Americas, 33rd
                                Dean Witter Venture Partners, a venture capital   Floor, New York, NY  10020
                                investment vehicle

Marcia J. Hooper                Partner, Information Technology Group, Advent     75 State Street, Boston, MA  02109
                                International Corporation, a venture capital
                                investment vehicle

Paul A. Kavanagh                Industry Consultant, self-employed                "Arcachon", Strathmore Road, Killiney,
                                                                                  Co. Dublin, Ireland

Claude P. Sheer                 Industry Consultant, self-employed                240 Main Street, Boxford, MA  01921


10% Stockholders
------------------------------
Morgan Stanley-sponsored        Venture capital investment vehicles               1221 Avenue of the Americas, 33rd
 limited partnerships (1)                                                         Floor, New York, NY  10020

Advent-sponsored limited        Venture capital investment vehicles               75 State Street, Boston, MA  02109
 partnerships (2)

(1) Includes 2,744,105 shares held by Morgan Stanley Venture Capital Fund II Annex, L.P., a Delaware limited partnership, 375,235 shares held by Morgan Stanley Venture Investors Annex, L.P, a Delaware limited partnership,

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 11 OF 12 PAGES
---------------------                                      --------------------



     and 305,228 shares held by Morgan Stanley Venture Capital II, Inc., a Delaware corporation. The general partner of each of the Morgan Stanley-sponsored limited partnerships is Morgan Stanley Venture Partners II, L.P. Morgan Stanley Venture Capital II, Inc. is the managing general partner of Morgan Stanley Venture Partners II, L.P. and exercises sole voting and investment power with respect to all shares held of record by the Morgan Stanley-sponsored limited partnerships; individually, no stockholder, director or officer of Morgan Stanley Venture Capital II, Inc. is deemed to have or share such voting or investment power.

(2) Includes 357,849 shares held by Advent Euro-Italian Direct Investment Program Limited Partnership, a Delaware limited partnership; 96,191 shares held by Advent Partners Limited Partnership, a Delaware limited partnership; 2,613,975 shares held by Global Private Equity II Limited Partnership, a Delaware limited partnership; 549,683 shares held by Global Private Equity II-Europe Limited Partnership, a Delaware limited partnership; and 746,306 shares held by Global Private Equity II-PGGM Limited Partnership, a Delaware limited partnership. The general partner of the Advent-sponsored limited partnerships is Advent International Limited Partnership. Advent International Corporation is the general partner of Advent International Limited Partnership and exercises sole voting and investment power with respect to all shares held of record by the Advent-sponsored limited partnerships; individually, no stockholder, director or officer of Advent International Corporation is deemed to have or share such voting or investment power.

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No.  237654207                                        Page 12 OF 12 PAGES
---------------------                                      --------------------



                                   Schedule B
                                   ----------


                     Number of Shares of Issuer Common Stock
Stockholder                  Beneficially Owned
-----------                  -------------------
Peter A. Allen                      390,000
Thomas W. Fife                      29,249
Robert T. Knight                    47,750
Lucie J. Fjeldstad                  29,000
Dennis W. Walsh                      5,000
Lawrence C. Leslie                  30,000
Howard H. Hayakawa                  25,000
John W. Cramer                      30,000
Larry W. Martin                  1,977,521